FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                                 April 23, 2003

                               INFICON Holding AG

                              INFICON Holdings Inc.

                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

Enclosure: Press Release dated April 23, 2003, announcing first quarter 2003 results.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2003            INFICON Holding AG


                                By: /s/ Peter G. Maier
                                    -----------------------------------------
                                    Name:  Peter G. Maier
                                    Title: Vice President and Chief Financial
                                           Officer

[LOGO] INFICON

Corporate Contact                      European Contact                    North American Contact
Betty Ann Kram                         Bernhard Schweizer/Sara Koch        Jody Burfening/Kathy Price
Director of Corporate Communications   c-matrix group ag                   Lippert/Heilshorn & Associates, Inc.
and Investor Relations                 +41 (0) 41.769.80.40                +1.212.838.3777
+1.315.434.1122                        inficon@cmatrix.ch                  jbs@lhai.com
BettyAnn.Kram@inficon.com

                  INFICON ANNOUNCES FIRST QUARTER 2003 RESULTS

Syracuse, New York/Zurich, Switzerland -- April 23, 2003 -- INFICON Holding AG (SWX Swiss Exchange and NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and related industries and other industrial applications, today announced results for the first quarter ended March 31, 2003.

Revenues for the first quarter of 2003 were $40.1 million, compared to $30.8 million for the first quarter of 2002, representing a 30% increase. Semiconductor Vacuum Instrumentation segment revenues were $11.5 million in the first quarter of 2003, compared to $6.9 million in the same quarter of 2002. General Vacuum Instrumentation segment revenues for the first quarter of 2003 were $28.6 million in the first quarter of 2003, compared to $23.9 million in the same period last year.

Net income for the first quarter of 2003 was $43,000 ($0.02 per diluted share - $0.00 per ADS), compared to the $20,000 ($0.01 per diluted share - $0.00 per
ADS) for the first quarter of 2002. Operating expenses for the quarter were $4.0 million higher than last year due primarily to the acquisition of New Vision Systems, unfavorable foreign exchange, and a substantial increase in new product investments. The company ended the quarter with $33.7 million in cash and cash equivalents, having used $3.5 million for operations and an additional $1.3 million in investing activities.

INFICON
--------------------------------------------------------------------------------
Two Technology Place, East Syracuse, NY 13057-9714 USA
Tel: +1.315.434.1100 Fax: +1.315.437.3803
www.inficon.com E-mail: reachus@inficon.com

"INFICON achieved better-than-expected revenue growth and sustained bottom-line profitability," said James Brissenden, president and chief executive officer. "We booked the $2.6 million order from Samsung Electronics for FabGuard one quarter earlier than anticipated, and we experienced improved order flow for our in situ metrology and advanced process control software products. We also had strong demand for HAPSITE from the U.S. military and other public sector agencies. Because of these top-line gains, we were able to maintain our aggressive investment in new product development projects and absorb the expenses associated with the acquisition of New Vision Systems without incurring losses. We expect our investments to produce major sales and profit contributions going forward."

Brissenden added, "The first quarter performance reinforces our conviction that we have the right strategy for INFICON. Regardless of the business environment, we stay focused on our long-term goals of capturing market share and penetrating new market segments through the introduction of disruptive technologies that improve product and process yields and equipment utilization. At the same time, we are capitalizing on our success with HAPSITE by broadening our customer base and product offering. We believe this course of action, in addition to the current pipeline of opportunities, will enable us to deliver revenue growth of 15-25%, improved operating profitability, and accelerating EPS growth for the full year 2003."

Conference Call Information

INFICON will hold a conference call to discuss its first quarter 2003 results on Wednesday, April 23, 2003 at 10.00 a.m. EDT/4.00 p.m. CET. To access the conference call, please dial +1.703.871.3021 by 9.50 a.m. EDT/3.50 p.m. CET. A live webcast of the conference call will also be available in the Investor Relations section of the INFICON website, www.inficon.com. To access the replay, please dial +1.888.266.2081 (international callers dial +1.703.925.2533), reservation number 6465390. The replay will be available until 11.00 p.m. EDT on April 30/5.00 a.m. CET on May 1.

ABOUT INFICON

INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and process control software for the semiconductor and related industries. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity" or "potential". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2002 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2003.

As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                              - tables to follow -

                               INFICON Holding AG
                        Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                                           Three Months Ended
                                                                March 31,
                                                           2003          2002
                                                           ----          ----
                                                       (unaudited)   (unaudited)

Net sales                                                $ 40,111      $ 30,812
Cost of sales                                              22,499        17,656
                                                         --------      --------
Gross profit                                               17,612        13,156

Research and development                                    5,495         3,744
Selling, general and administrative                        12,308         9,963
                                                         --------      --------
(Loss) from operations                                       (191)         (551)

Interest (income) , net                                       (78)         (106)

Other (income) , net                                         (129)          (25)
                                                         --------      --------
Income (loss) before income taxes                              16          (420)

(Benefit) for income taxes                                    (27)         (440)
                                                         --------      --------
Net income                                               $     43      $     20
                                                         ========      ========

Shares used to compute net income per share
Basic                                                       2,315         2,315
Diluted                                                     2,316         2,315

Net income per share
Basic                                                    $   0.02      $   0.01
Diluted                                                  $   0.02      $   0.01

Net income per ADS
(10 ADS : 1 Share)
Basic                                                    $   0.00      $   0.00
Diluted                                                  $   0.00      $   0.00

                               INFICON Holding AG
                           Consolidated Balance Sheets
                           (U.S. Dollars in thousands)

                                                         March 31,    December 31,
                                                           2003          2002
                                                           ----          ----
                                                        (unaudited)    (audited)
ASSETS

Current assets:
Cash and cash equivalents                                 $ 33,735      $ 37,846
Trade accounts receivable, net                              18,175        15,895
Accounts receivable, affiliates                              1,034           417
Inventories                                                 20,908        19,880
Deferred tax assets                                          5,427         5,325
Other current assets                                         4,903         3,065
                                                          --------      --------
Total current assets                                        84,182        82,428

Property, plant and equipment, net                          22,274        21,419
Goodwill                                                     4,308            --
Intangibles, net                                             3,475           343
Deferred tax assets                                         36,857        35,664
Other assets                                                 2,086         8,074
                                                          --------      --------
Total assets                                              $153,182      $147,928
                                                          ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable, trade                                   $  7,521      $  5,736
Accounts payable, affiliates                                   296           172
Accrued liabilities                                         11,224         9,711
Income taxes payable                                         2,876         2,547
Deferred tax liabilities                                       466           466
                                                          --------      --------
Total current liabilities                                   22,383        18,632

Deferred tax liabilities                                       685           696
Other liabilities                                            1,673         1,190
                                                          --------      --------
Total liabilities                                           24,741        20,518

Stockholders' equity                                       128,441       127,410
                                                          --------      --------
Total liabilities and stockholders' equity                $153,182      $147,928
                                                          ========      ========

                               INFICON Holding AG
                      Consolidated Statements of Cash Flow
                           (U.S. Dollars in thousands)

                                                                    Three Months Ended
                                                                         March 31,
                                                                   2003             2002
                                                                   ----             ----
                                                                (unaudited)     (unaudited)
Cash flows from operating activities:
Net income                                                        $     43       $     20
Adjustments to reconcile net income to net cash provided by
operating activities:
 Depreciation and amortization                                       1,029            901
 Deferred taxes                                                       (699)           827
Changes in operating assets and liabilities:
 Trade accounts receivable                                          (2,272)        (2,488)
 Inventories                                                          (876)         1,432
 Other assets                                                         (590)             2
 Accounts payable                                                    1,350            608
 Accrued liabilities                                                (2,212)           712
 Income taxes payable                                                  254           (347)
 Other liabilities                                                     478           (120)
                                                                  --------       --------
Net cash provided by (used in) operating activities                 (3,495)         1,547

Cash flows from investing activities:
Purchases of property, plant and equipment                          (1,314)        (3,088)
                                                                  --------       --------
Net cash (used in) investing activities                             (1,314)        (3,088)

Cash flows from financing activities:
Net cash provided by financing activities                               --             --
                                                                  --------       --------
Effect of exchange rate changes on cash and cash equivalents           698           (377)
                                                                  --------       --------
(Decrease) in cash and cash equivalents                             (4,111)        (1,918)
Cash and cash equivalents at beginning of period                    37,846         33,788
                                                                  --------       --------
Cash and cash equivalents at end of period                        $ 33,735       $ 31,870
                                                                  ========       ========